Exhibit 3.1

                           CERTIFICATE OF AMENDMENT OF
              THE RESTATED AND AMENDED ARTICLES OF INCORPORATION OF
                              U.S. ELECTRICAR, INC.



Carl D. Perry certifies that:

1. He is the President and Secretary of U.S. Electricar, Inc., a California Corporation (the "Corporation").

2. The second sentence of Article III of the Restated and Amended Articles of Incorporation of this Corporation is amended to read in its entirety as follows:

                  "This Corporation is authorized to issue Five Hundred Million (500,000,000) shares of Common Stock and Thirty-Five Million (35,000,000) shares of Preferred Stock.

3.   The   foregoing   amendment  of  the  Restated  and  Amended   Articles  of
     Incorporation has been duly approved by the Board of Directors of this Corporation.

4. The foregoing amendment of the Restated and Amended Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations code. The total number of outstanding shares of this Corporation is 222,962,367 shares of Common Stock, 3,259,101 shares of Series A Preferred Stock and 1,291,726 shares of Series B Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%) of the outstanding shares of Commontogether as a single class.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my knowledge.

Dated as of July 29, 1999





                                  /s/ Carl D. Perry
                                  ----------------------------------------------
                                  President and Secretary